U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

August 10, 2012	Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION
(Translation of registrant’s name into English)
Suite 2100, 222 — Third Avenue S.W.
Calgary, Alberta, Canada T2P OB4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The exhibits to this report on Form 6-K shall be incorporated by reference into and as an exhibit to the registrant’s Registration Statements on Form F-10 (File No. 333-171682) and Form F-3 (File Nos. 333-171672 and 333-180888, respectively) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION (Registrant)

Date: August 10, 2012	By:	/s/ Andrew Grasby
		Name:	Andrew Grasby
		Title:	Senior Vice President, General Counsel & Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Material Change Report, dated August 10, 2012

99.2	Business Acquisition Report, dated August 10, 2012